FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 333-163336

For the month of March 2010.

SOMPO JAPAN INSURANCE INC.

(Translation of registrant’s name into English)

26-1, Nishi-Shinjuku 1-chome

Shinjuku-ku, Tokyo 160-8338

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

1.	[English Translation]

Announcement of Change of Directors and Executive Officers

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOMPO JAPAN INSURANCE INC.
Date: March 5, 2010
	By:	/S/ SHIMPEI AIDA
Shimpei Aida
Manager of Corporate Planning Department

[English Translation]

March 5, 2010

Corporate Name:	SOMPO JAPAN INSURANCE INC.
Name of the Representative:	Masatoshi Sato President and CEO
(Securities Code : 8755	TSE, OSE, NSE, SSE and FSE)

Announcement of Change of Directors and Executive Officers

SOMPO JAPAN INSURANCE INC. (President and CEO: Masatoshi Sato, 26-1, Nishi-Shinjuku 1-chome, Shinjuku-ku, Tokyo, Japan) hereby announces the change of Directors and Executive Officers as set forth below.

(Effective on April 1, 2010)

1. Change of Representative Director

(New Position)	(Name)	(Former Position)

Representative Director, Deputy President and Senior Managing Executive Officer, General Manager, 1st Kansai Regional Headquarters	Hisashi Nakano	Representative Director, Senior Managing Executive Officer, General Manager, 1st Kansai Regional Headquarters

2. Change of Director and Executive Officer

(New Position)	(Name)	(Former Position)

Director, Deputy President and Senior Managing Executive Officer	Mitsuhiko Fuse	Director, Senior Managing Executive Officer

Director, Deputy President and Senior Managing Executive Officer	Koki Kazuma	Director, Senior Managing Executive Officer

Senior Managing Executive Officer	Takakazu Sugishita	Senior Managing Executive Officer, General Manager, Kyushu Regional Headquarters

Managing Executive Officer, General Manager, Kyushu Regional Headquarters	Hidenori Fukuzawa	Managing Executive Officer, General Manager, Chugoku & Shikoku Regional Headquarters

Managing Executive Officer, General Manager, Chugoku & Shikoku Regional Headquarters	Hideto Ishizawa	Managing Executive Officer, General Manager, Tohoku Regional Headquarters

(New Position)	(Name)	(Former Position)

Director	Kenichi Tomita	Director, Senior Managing Executive Officer

Managing Executive Officer	Kaoru Takahashi	Executive Officer, General Manager, Human Capital Department

Managing Executive Officer	Keiji Nishizawa	Executive Officer, General Manager, Personal Lines Planning & Development Department

Managing Executive Officer, General Manager, Tohoku Regional Headquarters	Kazutaka Muto	Executive Officer, General Manager, Claims Administration Department

Executive Officer, General Manager, Claims Administration Department	Hisashi Takebayashi	Executive Officer, General Manager, Customer Service Department

Executive Officer, (On leave) (Sompo Japan System Solutions, Inc.)	Toshiaki Suehiro	Executive Officer, General Manager, Business Process Planning Department, General Manager, Business Process & IT Integration Department

3. Appointment of Executive Officer

(New Position)	(Name)	(Former Position)

Executive Officer, Branch General Manager, Yokohama Branch	Kazunari Kobayashi	Branch General Manager, Yokohama Branch

Executive Officer, General Manager, Human Capital Department	Takashi Matsui	Branch General Manager, Kobe Branch

Executive Officer, Branch General Manager, Kitatokyo Branch	Keiji Kusano	General Manager, Internal Audit Department

(New Position)	(Name)	(Former Position)

Executive Officer, Branch General Manager, Niigata Branch	Noboru Fukushima	Branch General Manager, Kitatokyo Branch

Executive Officer, Branch General Manager, Sapporo Branch	Shiro Sato	General Manager, 2nd Automobile Business Promotion Department

Executive Officer, General Manager, Corporate Planning Department	Masaki Hanawa	General Manager, Corporate Planning Department, General Manager, Integration Planning Department

(Effective on March 31, 2010)

Resignation	Hiroyuki Yamaguchi	Director, Managing Executive Officer

*Hiroyuki Yamaguchi is scheduled to be appointed as a Director of NKSJ Holdings, Inc. on April 1.

(Others)

Masatoshi Sato, the Representative Director and President and Chief Executive Officer of SOMPO JAPAN INSURANCE INC., is scheduled to concurrently serve as the Representative Director and President of NKSJ Holdings, Inc. from April 1 upon approval from the Financial Services Agency.

Kengo Sakurada, a Director and Managing Executive Officer of SOMPO JAPAN INSURANCE INC., is scheduled to concurrently serve as a Director of NKSJ Holdings, Inc. from April 1 upon approval from the Financial Services Agency.

End

<Contact>

SOMPO JAPAN INSURANCE INC.

Corporate Communication Planning Department Public Relations Office

Manager, Hirofumi Shinjin (81-3-3349-3723)